March 21, 2014

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc.

Registration Statement on Form S-1

Filed January 21, 2014

File No. 333-193466

Mara Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Party City Holdco Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement relating to the offering of shares of its common stock. Marked copies, which show changes from the registration statement as filed on January 21, 2014, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The registration statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated February 19, 2014 regarding the registration statement. To assist your review, we have presented the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Party City Holdco Inc.	Page 2 of 7

Response to Comment 1:

The Company acknowledges the Staff’s comment and will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the filing prior to the effectiveness of the Company’s registration statement.

2.	Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms it will add to the registration statement, in a timely manner, all information that has been omitted and that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.

Prospectus Summary, page 1

3.	Please provide us with supplemental support for the following statements used on pages 1 and 2 as well as elsewhere in the prospectus in various forms:

•	“We are the leading party goods retailer in North America;”

•	“[W]e believe [we are] the largest vertically integrated supplier of decorated party goods globally;”

•	“We believe we are the largest global designer, manufacturer and distributor of decorated party supplies;”

•	“[W]e have established the largest multi-channel party supply business in North America.”

In addition, to the extent that you use superlatives in your disclosures, such as those noted above, please disclose the measure or measures by which you believe you hold a leading position.

Response to Comment 3:

In response to the Staff’s comment, the Company is supplementally providing materials with appropriate markings and page references supporting the statements above as well as similar statements throughout the prospectus. In addition, to the extent the Company’s uses superlatives in its disclosures, the Company has disclosed the measures or measures by which it believes it holds a leading position.

Party City Holdco Inc.	Page 3 of 7

4.	Please note that the safe harbor for forward-looking statements provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, is not available for statements made in connection with an initial public offering or to issuers without reporting obligations pursuant to Section 13(a) or Section 15(d) of the Exchange Act at the time such statements are made. As this filing is your initial public offering and you are not yet subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, please revise your disclosure accordingly. In this regard we note your reference to the “federal securities laws.”

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the prospectus on page 29 to remove the references to federal securities laws in the “Special Note Regarding Forward-Looking Statements” section of the prospectus.

Selected Consolidated Financial Data, page 38

5.	We note that you have redeemable common securities. With reference to Instruction 2 to Item 301 of Regulation S-K, please explain why you have not included this redeemable stock with your long-term obligations.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the registration statement on page 40 to include the Company’s redeemable common stock in a separate row in the “Selected Consolidated Financial Data” section of the registration statement. Additionally, the Company has added footnotes to the “total debt” and “total equity” amounts in the “Selected Consolidated Financial Data” section of the registration statement. The footnotes clarify that the Company’s redeemable common stock is not included in either “total debt” or “total equity”.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

6.	We note that your unaudited pro forma consolidated statement of operations and comprehensive loss for 2013 will give effect to the February 2013 amendment to the term loan facility, the issuance of the senior PIK toggle notes, the initial public offering and the termination of the management agreement. With reference to Rule 11-01(a) of Regulation S-X, please tell us why you believe each of these transactions is appropriate to include in your pro forma financial statements.

Response to Comment 6:

In preparing the unaudited pro forma consolidated statement of operations and comprehensive loss in the registration statement, the Company considered the guidance in Rule 11-01(a)(8) of Regulation S-X which provides that pro forma financial information shall be furnished when consummation of events or transactions have occurred or is probable for which disclosure of pro forma financial information would be material to investors. Based on this guidance, the Company concluded that the issuance of the $350 million senior PIK toggle notes, the initial public offering and the termination of the management agreement are events or transactions which have occurred

Party City Holdco Inc.	Page 4 of 7

or are probable for which disclosure of pro forma financial information could be material to investors. The pro forma impact of the $350 million senior PIK toggle notes on the Company’s 2013 unaudited pro forma condensed consolidated statement of operations and comprehensive loss is $12.0 million, net of income taxes. The Company also concluded that the initial public offering, which is anticipated to raise approximately $500 million in gross proceeds, and the associated termination of the management agreement with our Sponsors are events that could be material to investors. The Company further advises the Staff that pro forma adjustments for the initial public offering and the associated termination of management agreements is common practice in connection with sponsor-backed initial public offerings and would be expected by potential investors.

The Company has determined that the pro forma impact of the February 2013 amendment to the term loan facility, $1.3 million net of income taxes, is not material to the unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2013. Therefore, the Company has excluded the impact of the term loan amendment from the unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2013.

7.	We further note that you have grouped these transactions into one or two columns depending on the time period. Please tell us how you determined these groups were appropriate. In this regard, while the termination of the management agreement may be directly related to the IPO, neither financing agreement appears to be directly related to the IPO or to each other.

Response to Comment 7:

In response to the Staff’s comment, the Company has updated the registration statement on pages 44 and 45 to provide a separate column of the unaudited pro forma condensed consolidated statement of operations and comprehensive loss for each of (i) the issuance of the PIK toggle notes, (ii) the initial public offering and (iii) the termination of the management agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Procedures, page 72

Stock-Based Compensation, page 75

8.	We note that you have identified stock based compensation as a critical accounting estimate. Please provide the following disclosures in your IPO prospectus:

•	The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

•	The extent to which the estimates are considered highly complex and subjective.

•	That estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Party City Holdco Inc.	Page 5 of 7

Please note that you may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the prospectus.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the prospectus on page 69 to include more extensive disclosure regarding the Company’s stock-based compensation as a critical accounting estimate.

Business, page 79

9.	Pursuant to Item 101(b) of Regulation S-K, please provide a cross-reference to the segment information in Note 15 to the audited financial statements or include the required financial information in the Business section.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the prospectus on page 81 to include a cross reference to the segment information in Note 15 to the audited financial statements.

Retail Operations, page 86

10.	Regarding the table on page 86 summarizing company-owned retail footprint by format, please clarify why you selected December 31, 2008 as a measuring point.

Response to Comment 10:

The Company advises the Staff that it included the company-owned retail footprint by format table in the registration statement to show the evolution of the Party City brand over time. The Company selected December 31, 2008 as the measuring point in order to correspond with the first fiscal year for which financial data is included in the “Selected Consolidated Financial Data” table of the registration statement. The Company has revised the registration statement on page 82 to use December 31, 2009 as the measuring point since the “Selected Consolidated Financial Data” section of the registration statement beginning on page 38 has been updated with December 31, 2013 financial data, making December 31, 2009 the earliest financial data included in such section.

Description of Capital Stock, page 124

11.	Please disclose the approximate number of holders of your common equity pursuant to Item 201(b) of Regulation S-K.

Party City Holdco Inc.	Page 6 of 7

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the registration statement on page 119 to include the number of holders of its common equity as of December 31, 2013 in the “Description of Capital Stock” section of the prospectus.

Financial Statements for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

12.	We note that your audit report is in the form that will be signed at effectiveness upon the completion of the stock split and computation of earnings per share described in Note 2 of the financial statements. Please note that prior to requesting acceleration of the effective date of the registration statement, your auditors will need to finalize their audit opinion. Also apply this comment to the auditors’ consent filed as Exhibit 23.1. Please confirm that you will affect the reverse stock split prior to requesting acceleration of the effective date of the registration statement; otherwise, it would not appear appropriate to reflect the reverse stock split in your historical financial statements. Refer to SAB Topic 5:C.

Response to Comment 12:

The Company acknowledges the Staff’s comment and confirms that the audit opinion and auditors’ consent will be finalized prior to its request for effectiveness of the registration statement. The Company confirms that it will affect its stock split prior to requesting acceleration of the effectiveness of the registration statement.

Note 19 – Subsequent Events, page F-40

13.	We note your disclosure that in August 2013 your subsidiary issued $350,000 of 8.875% notes and that the proceeds were used to pay a dividend to shareholders. Please tell us how you considered providing a pro forma 2013 balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical 2013 balance sheet in the filing as well as pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. Please refer to SAB Topic 1B.3.

Response to Comment 13:

The Company advises the Staff that during August 2013, a wholly-owned subsidiary of the Company, PC Nextco Holdings, LLC, issued $350 million of notes and made a dividend distribution to Party City Holdco Inc. Party City Holdco Inc. used the proceeds to pay a dividend to its shareholders. Due to the dividend, the Company reviewed SAB Topic 1B.3 and considered whether pro forma disclosure should be included in the registration statement.

As the financial statements of PC Nextco Holdings, LLC are not included in the registration statement and the impact of the dividend is included in the Party City Holdco Inc. consolidated December 2013 financial statements that are included in Amendment No. 1 to the registration statement, the Company concluded that pro forma disclosure is not necessary.

Party City Holdco Inc.	Page 7 of 7

Financial Statements for the Period Ended September 30, 2013

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-47

14.	Please tell us how you considered presenting the components of other comprehensive income in the condensed financial statements of interim periods. Please refer to ASC 220-10-45-18.

Response to Comment 14:

The Company advises the Staff that when it adopted Accounting Standards Update 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income”, the Company considered whether to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement of comprehensive income or in two separate consecutive statements. The Company concluded that a single continuous statement approach would be more meaningful to its financial statement users as it presents all components of comprehensive income in section and on one page. The Company further advises the Staff that it discloses the components of other comprehensive income in the footnotes in its interim financial statements.

Item 16. Exhibits and Financial Statement Schedules, page II-3

15.	Please note that we may have comments on the legal opinion and other exhibits once you file them, and we will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

Response to Comment 15:

The Company acknowledges the Staff’s comment and confirms that it will file the legal opinion and other exhibits in a timely manner before it requests to accelerate the effectiveness of its registration statement.

*        *        *         *        *

Please do not hesitate to call me at 617-951-7294 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Julie H. Jones
Julie H. Jones

cc: Party City Holdco Inc.

      Michael A. Correale